UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Trust RiverFront Dynamic Emerging Markets ETF, a series of the First Trust Exchange-Traded Fund III

(Name of Issuer)

Shares of Beneficial Interests

(Title of Class of Securities)

33739P707

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A	First Trust RiverFront Dynamic	CUSIP No. 33739P707
Emerging Markets ETF

CUSIP No. 33739P707

1.	Names of Reporting Persons

Robert W. Baird & Co. Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	42,846*

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	42,846*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	42,846*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)	7.1%*

12.	Type of Reporting Person (See Instructions)	IA, CO

* Reflects Shares that Robert W. Baird & Co. Incorporated (“RWB”) may be deemed to beneficially own within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), by virtue of the investment discretion or voting authority granted to it by its clients over such Shares.

SCHEDULE 13G/A	First Trust RiverFront Dynamic	CUSIP No. 33739P707
Emerging Markets ETF

CUSIP No. 33739P707

1.	Names of Reporting Persons

Baird Financial Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	42,846*

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	42,846*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	42,846*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)	7.1%*

12.	Type of Reporting Person (See Instructions)	HC, CO

* Consists of Shares held by Robert W. Baird & Co. Incorporated.

SCHEDULE 13G/A	First Trust RiverFront Dynamic	CUSIP No. 33739P707
Emerging Markets ETF

CUSIP No. 33739P707

1.	Names of Reporting Persons

Baird Financial Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	42,846*

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	42,846*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	42,846*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)	7.1%*

12.	Type of Reporting Person (See Instructions)	HC, CO

* Consists of Shares held by Robert W. Baird & Co. Incorporated.

SCHEDULE 13G/A	First Trust RiverFront Dynamic	CUSIP No. 33739P707
Emerging Markets ETF

Item 1.

(a)	Name of Issuer:

First Trust RiverFront Dynamic Emerging Markets ETF, a series of the First Trust Exchange-Traded Fund III

(b)	Address of Issuer’s Principal Executive Offices:

120 E. Liberty Drive
Suite 400
Wheaton, IL 60187

Item 2.*

(a)	Name of Person Filing:

(1) Robert W. Baird & Co. Incorporated (“RWB”)
(2) Baird Financial Corporation (“BFC”)
(3) Baird Financial Group, Inc. (“BFG”)

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of RWB, BFC and BFG is:

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

(c)	Citizenship:

RWB, BFC and BFG are Wisconsin corporations.

(d)	Title of Class of Securities:

Shares of Beneficial Interests (“Shares”)

(e)	CUSIP Number:

33739P707

SCHEDULE 13G/A	First Trust RiverFront Dynamic	CUSIP No. 33739P707
Emerging Markets ETF

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[X]	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	(1)	Robert W. Baird & Co. Incorporated – IA
	(2)	Baird Financial Corporation – HC
	(3)	Baird Financial Group, Inc. – HC

Item 4.	Ownership.*

(a)	Amount Beneficially Owned:

See the responses to Item (9) on the foregoing cover pages.

(b)	Percent of Class:

See the responses to Item (11) on the foregoing cover pages.  The percentage was calculated based upon 600,002 Shares of Beneficial Interests outstanding at February 7, 2024 as reported by the Issuer on its website.

SCHEDULE 13G/A	First Trust RiverFront Dynamic	CUSIP No. 33739P707
Emerging Markets ETF

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

See the responses to Item (5) on the foregoing cover pages.

	(ii)	Shared power to vote or to direct the vote

See the responses to Item (6) on the foregoing cover pages.

	(iii)	Sole power to dispose or to direct the disposition of

See the responses to Item (7) on the foregoing cover pages.

	(iv)	Shared power to dispose or to direct the disposition of

See the responses to Item (8) on the foregoing cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Clients of the Reporting Persons or their affiliates have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held in such clients’ accounts that are reported on this Schedule.  To the knowledge of the Reporting Persons, no single such client account holds more than 5% of the outstanding Shares reported on this Schedule.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See the response to Item 3 above. RWB is owned directly by BFC. BFC is, in turn, owned by BFG, which is the ultimate parent company of RWB.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and

SCHEDULE 13G/A	First Trust RiverFront Dynamic	CUSIP No. 33739P707
Emerging Markets ETF

were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

____________________

* This Schedule includes those securities beneficially owned by, or deemed beneficially owned by, RWB, BFC, and BFG (collectively, “Baird Reporting Units”) that have been aggregated together in accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) for purposes of filing this Schedule. This Schedule does not include securities, if any, beneficially owned by, or deemed beneficially owned by, RWB, BFC or BFG or their respective subsidiaries or affiliates that has been disaggregated from that of the Baird Reporting Units in accordance with the Release. In accordance with Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule shall not be construed as an admission that a Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.

SCHEDULE 13G/A	First Trust RiverFront Dynamic	CUSIP No. 33739P707
Emerging Markets ETF

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2024

ROBERT W. BAIRD & CO. INCORPORATED
BAIRD FINANCIAL CORPORATION
BAIRD FINANCIAL GROUP, INC.

/s/Paul L. Schultz
Signature

Paul L. Schultz, Secretary & General Counsel of Robert W. Baird & Co. Incorporated, Secretary of Baird Financial Corporation, and Secretary of Baird Financial Group, Inc.

SCHEDULE 13G/A	First Trust RiverFront Dynamic	CUSIP No. 33739P707
Emerging Markets ETF

EXHIBIT INDEX TO SCHEDULE 13G

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party to this Joint Filing Agreement (the “Agreement”) hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and exhibit thereto) with the Securities and Exchange Commission, and further agrees to the filing, furnishing, and incorporation by reference of this Agreement as an exhibit thereto.

The undersigned acknowledge that each shall be responsible for the timely filing of any such filing (including any amendment, restatement, supplement, and exhibit thereto), and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of any Schedule under Regulation 13D-G of the Exchange Act (“Regulation 13D-G”) shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G, nor shall it be construed that they have established a joint venture for purposes of the Investment Company Act of 1940, as amended.

This Agreement shall remain in full force and effect until revoked by any party hereto in writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be effective as of February 8, 2024.

ROBERT W. BAIRD & CO. INCORPORATED

/s/Paul L. Schultz
Paul L. Schultz
Secretary & General Counsel

BAIRD FINANCIAL CORPORATION

/s/Paul L. Schultz
Paul L. Schultz
Secretary

BAIRD FINANCIAL GROUP, INC.

/s/Paul L. Schultz
Paul L. Schultz
Secretary